SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)

FITS MY STYLE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33818A 100

(CUSIP Number)

September 9, 2011

(Date of Event Which Requires Filing of this Statement)

______________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐Rule 13d-1(c)

☒☐ Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33818A 100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON(S) Nir Bar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 490,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 490,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based upon 3,836,000 shares of common stock of Fits My Style Inc. outstanding as of November 7, 2011, as reported by Fits My Style Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

CUSIP No. 33818A 100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Fits My Style Inc.

(b)	Address of Issuer's Principal Executive Offices:

9A Yadin Igal Street, Ra’anana, Israel 43582

Item 2.

(a)	Name of Person Filing:

This statement is filed by and on behalf of Nir Bar.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of Nir Bar is Fits My Style Inc., 9A Yadin Igal Street, Ra’anana, Israel 43582.

(c)	Citizenship

Israel

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share of Fits My Style Inc.

(e)	CUSIP Number

33818A 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 33818A 100	13G	Page 4 of 5 Pages

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(3)

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:

See the disclosure provided in response to Item 9 on the attached cover page.

(b)	Percent of class:

See the disclosure provided in response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

Nir Bar

(i)	Sole power to vote or to direct the vote:

490,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

490,000

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 33818A 100	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Nir Bar

/s/Nir Bar
Nir Bar